United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One)

☒ Form 10-K and Form 10-KSB    ☐ Form 11-K

☐ Form 20-F    ☐ Form 10-Q and Form 10-QSB    ☐ Form N-SAR

For period ended: November 30, 2003

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transaction period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the certification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I Registrant Information

Full Name of Registrant Former Name if Applicable Address of Principal Executive Officer (Street and Number) City, State and Zip Code	Media 100 Inc. 450 Donald Lynch Boulevard Marlboro, MA 01752

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semiannual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N /SAR, or portion thereof will [    ] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(s) has been attached if applicable.

Part III

Narrative

State below in reasonable detail the reason why the Form 10-K, 11-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K could not be filed on or before the prescribed due date, March 1, 2004, as a result of a delay in the completion of the Registrant’s financial statements. Today, March 1, 2004, the Registrant announced that it has executed a non-binding term sheet providing for the sale of substantially all of the assets of the Company in a transaction anticipated to be effected as part of a prepackaged bankruptcy. The delay in the completion of the financial statements relates to the significant activity required by the transaction to date.

Due to the pending sale mentioned above, the Company does not anticipate that it will be able to file its Annual Report on Form 10-K within the next 15 days. The Company plans to file its Annual Report on Form 10-K when all the requirements to file have been satisfied.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification.

(Name) (Area Code) (Telephone Number) Steven Shea (508) 263-5200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements included in the Annual Report on Form 10-K for the year ended November 30, 2003 will reflect a significant change in results of operations from the corresponding prior fiscal year. In particular, the financial statements for the current period will reflect a reduction in revenue as well as a reduction in the net loss attributable to common stockholders. Also, cash, working capital, total assets and stockholders’ equity will all show significant reductions.

Media 100 Inc.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2004	By: /s/ Steven D. Shea Steven D. Shea, Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.C. 1001)